UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

CONTENTS

Q3 2008 Financials

Attunity Ltd (the “Company” or “we”) if filing its Interim Unaudited Consolidated Financial Statements as of September 30, 2008 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2008, attached as Exhibit 99.1 hereto and incorporated herein by reference.

Bridge Loan

In November 2008, we entered into a loan agreement, or the Loan Agreement, with Shimon Alon, our Chairman and CEO, and two of our other directors, Ron Zuckerman and Aki Ratner (also our former CEO), or the Lenders, whereby the Lenders extended a convertible bridge loan to us for an aggregate principal amount of approximately $400,000 ,which may be increased by up to $500,000 from additional lenders, bearing interest at an annual rate of LIBOR plus 5%.

According to the Loan Agreement, the outstanding principal amount will be automatically converted into equity securities of the Company upon the closing of an equity financing yielding at least $1 million (which $1 million are deemed to include the $400,000 from the conversion of the bridge loan) of gross proceeds to us, or the Qualified Financing, on the same terms and conditions (including price) of such financing.

In connection with the Loan Agreement, we also entered into a Fixed Charge Agreement and a Floating Charge Agreement with the Lenders, whereby the bridge loan is secured by a second priority fixed charge on all of our intellectual property and a second priority floating charge on all of our other assets. We, the Lenders, and entities affiliated with Plenus Technologies Ltd., or Plenus, entered into an Intercreditor Agreement, whereby the bridge loan was subordinated to an existing $2 million loan of the Company to Plenus, or the Plenus Loan. The bridge loan will be repaid to the Lenders on the later of (1) April 2009 and (2) the full discharge of the senior Plenus Loan.

Copies of the Loan Agreement, the Fixed Charge Agreement, the Floating Charge Agreement and the Inter-creditor Agreement, are attached hereto as Exhibits 99.2 through 99.6 and are incorporated herein by reference.

Exhibits

99.1	Interim Unaudited Consolidated Financial Statements of Attunity Ltd and its Subsidiaries as of September 30, 2008 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2008.

99.2	Loan Agreement, dated November 2008

99.3	Fixed Charge Agreement, dated November 2008

99.4	Floating Charge Agreement, dated November 2008

99.5	Inter-creditor Agreement, dated November 2008

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD. By: /s/ Dror Elkayam —————————————— Dror Elkayam VP Finance and Secretary

Date: November 26, 2008